# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iCoreConnect Inc, CIK 0001906133
CUSIP: 450958301
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 529 E. Crown Point Road, Suite 250, Ocoee, Florida (FL), 34761
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-029942
Filed by CIK 0001695320

## Reporting persons
- Periscope Capital Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); shared voting power 128,875; shared dispositive power 128,875; aggregate amount beneficially owned 128,875 (5.9% of the class)
  Comment: The percentage set forth in Row 11 of this Cover Page is based on 2,201,822 shares of Common Stock (as defined herein) comprised of 2,073,022 shares of Common Stock outstanding as of February 03, 2025, as reported on the Form S1 of the Issuer (as defined herein) filed with the Securities and Exchange Commission on February 10, 2025 plus 128,800 shares of Common Stock that would be obtained from the conversion of convertible securities of the Issuer beneficially owned by Periscope (as defined herein) and the Periscope Funds (as defined herein).
  
  Periscope expressly declares for purposes of rows 6 through 11 in the chart above and Item 4 below that the filing shall not be construed as an admission that it is for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the securities owned by the Periscope Funds.
- Periscope SPAC Warrant Opportunity Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); shared voting power 44,700; shared dispositive power 44,700; aggregate amount beneficially owned 44,700 (2% of the class)
  Comment: The percentage set forth in Row 11 of this Cover Page is based on 2,201,822 shares of Common Stock (as defined herein) comprised of 2,073,022 shares of Common Stock outstanding as of February 03, 2025, as reported on the Form S1 of the Issuer (as defined herein) filed with the Securities and Exchange Commission on February 10, 2025 plus 128,800 shares of Common Stock that would be obtained from the conversion of convertible securities of the Issuer beneficially owned by Periscope (as defined herein) and the Periscope Funds (as defined herein).
  
  Periscope expressly declares for purposes of rows 6 through 11 in the chart above and Item 4 below that the filing shall not be construed as an admission that it is for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the securities owned by the Periscope Funds.

## Item 1. Issuer
Name of issuer: iCoreConnect Inc
Address of issuer's principal executive offices: 529 E. Crown Point Road, Suite 250, Ocoee, FL 34761

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of Periscope Capital Inc. ("Periscope") and Periscope SPAC Warrant Opportunity Fund LP ("Periscope SPAC WOF") with respect to the shares of Common stock, par value $0.0001 per share (the "Common Stock"), of iCoreConnect Inc, a Delaware corporation (the "Issuer").
Periscope, which is the beneficial owner of 73,850 shares of Common Stock, acts as investment manager of, and exercises investment discretion with respect to, certain private investment funds, including Periscope SPAC WOF (each, a "Periscope Fund"), that collectively directly own 55,025 of Common Stock.
The filing of this statement should not be construed as an admission that Periscope is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock owned by the Periscope Funds.
Address of principal business office or, if none, residence: 333 Bay Street, Suite 1240, Toronto, Ontario, Canada M5H 2R2
Citizenship: See Row 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Non-U.S. investment adviser.

## Item 4. Ownership
Amount beneficially owned: Periscope Capital Inc. - 128,875 Periscope SPAC Warrant Opportunity Fund LP - 44,700
Percent of class: Periscope Capital Inc. - 5.9% Periscope SPAC Warrant Opportunity Fund LP - 2.0%
Shared power to vote or to direct the vote: Periscope Capital Inc. - 128,875 Periscope SPAC Warrant Opportunity Fund LP - 44,700
Shared power to dispose or to direct the disposition: Periscope Capital Inc. - 128,875 Periscope SPAC Warrant Opportunity Fund LP - 44,700

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Periscope Capital Inc.: /s/ Lisa Shostack, Lisa Shostack, General Counsel (02/11/2025)
- Periscope SPAC Warrant Opportunity Fund LP: /s/ Lisa Shostack, Lisa Shostack, General Counsel (02/11/2025)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature. Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).